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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-15826

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **John Hancock Distributors, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

MAR 2 7 2024

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Washington, DC

200 Berkeley Street

(No. and Street)

Boston	**MA**	**02116**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey Long	**617-663-4343**	JLong@jhancock.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP

(Name – if individual, state last, first, and middle name)

200 Clarendon Street	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Long _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of John Hancock Distributors, LLC _____, as of 12/31 _____, 2023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LAUREN E. DAUDELIN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 30, 2026

Lauren E. Daudelin
Notary Public

Signature: _____

Title: Chief Financial Officer

SEC Mail Processing

MAR 2 7 2024

Washington, DC

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

JOHN HANCOCK DISTRIBUTORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2023

Contents



EY
Building a better
working world

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
John Hancock Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of John Hancock Distributors, LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since at least 2001, but we are unable to determine the specific year.

March 18, 2024

JOHN HANCOCK DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

Assets

Cash and cash equivalents	$	368,484
Money market securities - trading (cost $14,685,829)		14,685,829
Accounts receivable		1,709,525
Due from affiliated companies		2,275,065
Other assets		840,993
Total assets	$	19,879,896

Liabilities

Accounts payable and accrued expenses	$	519,513
Commission and distribution expenses payable		4,714
Due to affiliated companies		9,515,181
Deferred income taxes, net		27,260
Total liabilities		10,066,668

Member's equity

Member's capital		6,748,309
Retained earnings (deficit)		3,064,919
Total Member's equity		9,813,228
Total liabilities & Member's equity	$	19,879,896

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

JOHN HANCOCK DISTRIBUTORS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2023

Revenues

Selling commissions	$	272,735,084
Rule 12b-1 service fees		100,114,240
Other revenue		826,956
Total revenues		373,676,280

Expenses

Selling commissions	132,494,216
Rule 12b-1 service fees	36,791,179
Marketing support expenses	129,165,578
Membership Fee Expense	972,933
Administrative Services Expense	2,862,676
Other selling, general, and administrative expenses	514,703
Total expenses	302,801,285

Income (loss) before income taxes		70,874,995
Income tax expense (benefit)		14,894,386
Net income (loss)	$	55,980,609

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

JOHN HANCOCK DISTRIBUTORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2023

	Member's Capital	Retained Earnings (Deficit)	Total Member's Equity
Balance at January 1, 2023	$ 6,748,309	$ 3,064,919	$ 9,813,228
Net income (loss)		55,980,609	55,980,609
Distributions to Parent		(55,980,609)	(55,980,609)
Balance at December 31, 2023	$ 6,748,309	$ 3,064,919	$ 9,813,228

The accompanying notes are an integral part of these financial statements.

4

CONFIDENTIAL

JOHN HANCOCK DISTRIBUTORS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2023

Operating activities

Net income	$	55,980,609
Adjustments to reconcile net income to net cash provided by operating activities:		
Net (subscriptions) redemptions of money market securities		(1,026,434)
Change in operating assets and liabilities:		
Accounts receivable		(689,987)
Deferred net income taxes		(5,131)
Due to/from affiliated companies		1,942,680
Other Assets		(57,724)
Accounts payable and accrued expenses		(298,404)
Commissions and distribution expenses payable		(2,147)
Net cash provided by (used in) operating activities		55,843,462
Financing activity		
Distributions paid to Parent		(55,980,609)
Net cash provided by (used in) financing activities		(55,980,609)
Net increase (decrease) in cash		(137,147)
Cash balance at beginning of year		505,631
Cash at end of year	$	368,484

The accompanying notes are an integral part of these financial statements.

5

JOHN HANCOCK DISTRIBUTORS, LLC
NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Description of Business

John Hancock Distributors, LLC (the "Company") is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("JHUSA"). JHUSA is an indirect, wholly-owned subsidiary of John Hancock Financial Corporation ("JHFC"). JHFC is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded financial services holding company.

The Company is a registered broker dealer under the Securities Exchange Act of 1934 (the "Act") and a Securities and Exchange Commission ("SEC") registered investment advisor under the Investment Advisers Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated in the State of Delaware on August 1, 2001. The Company serves as a wholesale distributor and/or underwriter throughout the United States primarily for variable life insurance products, variable annuity products, retirement plan services, and 529 plans issued by JHUSA and John Hancock Life Insurance Company of New York ("JHNY").

The Company is a member of the Securities Investor Protection Corporation ("SIPC") through which customer accounts are protected in the event of the Company's insolvency up to $500,000; including a maximum of $250,000 for cash claims. The Company does not open customer accounts or affect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is a member of SIPC as a requirement of its membership in the Municipal Securities Rulemaking Board.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and cash equivalents. Cash and cash equivalents includes cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased. At times, cash may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing through major financial institutions.

Money Market Securities. The Company classifies its money market securities as trading securities and records these securities at fair value. Any change in fair value related to trading securities is included in other revenue in the Statement of Operations. These securities include investments in money market registered investment companies.

Fair Value Measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (not a forced liquidation or distressed sale) between market participants at the measurement date; that is, an exit value.

6

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

- Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets that the Company has the ability to access at the measurement date.

- Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.

- Level 3 – Fair value measurements using significant non-market observable inputs. These include valuations for assets that are derived using data, some or all of which is not market observable data, including assumptions about risk.

Money market securities are classified within Level 1 of the fair value hierarchy and based on quoted market prices. Additionally, there were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2023.

Revenue Recognition. Selling commissions are comprised of underwriting, Contingent Deferred Sales Charges ("CDSC"), and distribution fees. These fees are derived principally from the sale of variable life insurance products, trail commissions earned from variable annuity products, retirement plan services, and 529 plans issued by JHUSA and JHNY. The revenue is recorded during the period in which underwriting and distribution services are performed. Underwriting and distribution fees are collected monthly. CDSC commissions are recognized as income when received. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered. Other revenue includes interest income which is recognized on an accrual basis.

Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. In accordance with the income tax sharing agreement in effect for the applicable tax year, the income tax provision (or benefit) is computed as if each entity filed a separate federal income tax return with tax benefits provided for operating losses and tax credits when utilized and settled by the consolidated group. Intercompany settlements of income taxes are made through an increase or reduction to due from affiliated companies. Such settlements occur on a periodic basis in accordance with the tax sharing agreements.

Note 3 – Related Party Transactions

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's Statement of Financial Condition and Statement of

CONFIDENTIAL

JOHN HANCOCK DISTRIBUTORS, LLC
NOTES TO FINANCIAL STATEMENTS

Operations may not necessarily be indicative of the financial condition and results that would have existed if the Company operated as an unaffiliated entity.

Underwriting and Distribution Fees. The Company receives underwriting and distribution fees and pays distribution expenses to JHUSA and JHNY related to variable annuities, retirement plan services and variable life insurance products. The total amount of fees recognized and incurred to related parties was $257,839,584 for the year ended December 31, 2023, which are included in selling commissions revenue on the Statement of Operations. The company pays selling commission and marketing support expenses to JHUSA and JHNY.

Rule 12b-1 Distribution Plans. Products sold by JHUSA and JHNY invest their separate account assets in registered investment companies (the "Funds") managed by John Hancock Variable Trust Advisers LLC and John Hancock Investment Management LLC (which are affiliated companies). The Company receives payments from Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. Under the terms of the distribution plans, each Fund makes payments (fees earned pursuant to Rule 12b-1 distribution plans) which will not exceed the lesser of a set percentage of each Fund's average daily net assets on an annual basis or the pro rata share of the Company's costs of distribution incurred on behalf of each Fund. The Company also earns Rule 12b-1 distribution fees for distributing certain funds for John Hancock Investment Management Distributors LLC ("JHIMD"), an affiliated company, which amounted to $16,077,869 for the year ended December 31, 2023. These fees are included in Rule 12b-1 service fees revenue in the Statement of Operations. These plans are subject to annual review and approval by the independent trustees of each of the Funds.

The Company subcontracts the shareholder servicing for the retirement plan assets to JHUSA and recognized fees of $21,638,562 for these services for the year ended December 31, 2023, which are included in Rule 12b-1 service fees expense in the Statement of Operations. Amounts payable to JHUSA were $37,491 at December 31, 2023.

Service Agreements. JHUSA and JHNY pay all selling and administrative costs and certain other expenses as mutually agreed upon and are reimbursed by the Company. Reimbursed amounts included in other selling, general and administrative expenses and administrative service expenses amounted to $4,014,522 for the year ended December 31, 2023.

Due from/to Affiliated Companies. Due from affiliated companies at December 31, 2023 included certain operating expenses paid by the Company on behalf of JHNY and JHIMD. Generally, these are settled monthly.

Due to affiliated companies at December 31, 2023 included 12b-1 fee expenses and taxes paid on behalf of the Company by JHUSA. Generally, these are settled monthly.

Other Related Party Matters. For the year ended December 31, 2023, the Company declared distributions of $55,980,609 to JHUSA and had related amounts payable to JHUSA of $4,687,299 at December 31, 2023.

8

CONFIDENTIAL

JOHN HANCOCK DISTRIBUTORS, LLC
NOTES TO FINANCIAL STATEMENTS

Note 4 – Income Taxes

The Company is included in the consolidated federal income tax return of JHFC.

The components of income taxes for the year ended December 31, 2023 were as follows:

Current taxes		
Federal	$	14,886,052
State		13,465
Total		14,899,517
Deferred taxes		
Federal		(5,131)
Total		(5,131)
Total income tax expense (benefit)	$	14,894,386

A reconciliation of income taxes at the federal income tax rate to income tax expense (benefit) charged to operations for the year ended December 31, 2023 follows:

Tax at 21%		14,883,749
State, net of federal benefit		10,637
Total income tax expense (benefit)	$	14,894,386

Deferred income tax assets and liabilities result from tax effecting the differences between the financial statement values and income tax values of assets and liabilities at the financial condition date. For December 31, 2023, deferred tax assets and liabilities consisted of the following:

Deferred income tax liabilities:		
Deferred selling commissions		27,260
Total deferred income tax liabilities		27,260
Net deferred tax assets (liabilities)	$	(27,260)

The Company has no deferred tax assets and therefore no valuation allowance.

The Inflation Reduction Act ("Act") was enacted on August 16, 2022, and included a new corporate alternative minimum tax ("CAMT") that goes into effect for tax years beginning after 2022. The Company is a member of a controlled group of corporations whose adjusted financial statement income qualifies it as an "applicable corporation" and therefore subject to CAMT. For the year-ended December 31, 2023, the Company's best estimate of its CAMT liability is zero which is calculated based on all relative guidance to date. In addition, the company has made an accounting policy election to disregard CAMT when evaluating the need for a valuation allowance on its regular non-CAMT DTA's.

9

In 2022, the IRS completed their audit of 2016 through 2018 with no adjustments were raised for the Company. In 2023, the IRS commenced its examination of Tax years 2019 through 2021. No issues have been raised for the Company to date.

The Company has no reserves for uncertain tax positions. Any related interest and penalties, if applicable, would be recorded in other selling, general and administrative expense in the Statement of Operations.

Note 5 – Net Capital and Regulatory Requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1").

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. Also, according to Rule 15c3-1, the Company is prohibited from withdrawing equity capital, if such withdrawal would cause the Company's aggregate indebtedness to net capital to exceed 10 times its net capital; its net capital to fall below 120 percent of its minimum dollar requirement; or net capital to be less than 25 percent of haircuts used in calculating net capital. This limitation includes withdrawals in the form of distributions, as well as unsecured loans or advances to the member, employees, or affiliates. At December 31, 2023, the Company had net capital, as defined, of $4,721,188. The minimum net capital requirement at December 31, 2023 was $250,000.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and relies on Footnote 74 of the SEC Release No. 34-70073.

Note 6 – Legal Proceedings

The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

The Company is inherently subject to regulatory risk in that a change in laws and regulations could impact aspects of the Company's business. A change in laws or regulations effected by the Securities and Exchange Commission or FINRA may increase operating costs, reduce the attractiveness of certain investments, and/or change the competitive landscape.

Note 7 – Subsequent Events

The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2023 financial statements through March 18, 2024, the date on which the financial statements were issued.

CONFIDENTIAL

Supplemental Information

11

JOHN HANCOCK DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENTS

John Hancock Distributors, LLC

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2023

Computation of Net Capital

Total member's equity (from Statement of Financial Condition)	$	9,813,228
Allowable credits:		
Deferred income taxes, net		27,260
Total capital and allowable credits		9,840,488
Less: Nonallowable assets:		
Due from affiliates		2,275,065
Accounts receivable		1,709,525
Other assets		840,993
Total nonallowable assets		4,825,583
Net capital before haircuts on securities positions		5,014,905
Haircuts on securities:		
Investment in money market securities		293,717
Total haircuts on securities		293,717
Net capital	$	4,721,188

Computation of Alternate Net Capital Requirement

Minimum net capital required (2% of aggregate debit items pursuant to Rule 15c3-3)	$	-
Minimum dollar net capital requirement	$	250,000
Net capital requirement (greater of above amounts)	$	250,000
Excess net capital over requirement	$	4,471,188

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2023.

CONFIDENTIAL

John Hancock Distributors, LLC
Schedule II – Statement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and relies on Footnote 74 of the SEC Release No. 34-70073.



Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of John Hancock Distributors, LLC:

We have reviewed management's statements, included in the accompanying exemption report, in which John Hancock Distributors, LLC (the "Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to: (1) distribution of mutual funds and/or variable life insurance or annuities; (2) wholesale distribution and/or underwriting throughout the United States primarily for variable life insurance products, variable annuity products, and registered investment companies (the Funds) sponsored and managed by John Hancock Life Insurance Company (U.S.A) and their affiliated entities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2023 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 18, 2024

 

John Hancock Distributors LLC's Exemption Report

John Hancock Distributors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:
   a. distribution of mutual funds and/or variable life insurance or annuities;
   b. wholesale distribution and/or underwriting throughout the United States primarily for variable life insurance products, variable annuity products, and registered investment companies (the Funds) sponsored and managed by John Hancock Life Insurance Company (U.S.A) and their affiliated entities.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

John Hancock Distributors LLC

I, _____ swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jeff Long
Title: Chief Financial Officer
March 18, 2024